Exhibit 99.1

JOINT FILING AGREEMENT AMONG
DANIEL MCDONOUGH, JR., BARON HUNTER GROUP, LLC and PECHEJENN, LLC

WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended (the "Act"), only one joint Statement and any amendments thereto need be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

Daniel McDonough, Jr., Barton Hunter Group, LLC and PecheJenn, LLC do hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a Statement on Schedule 13G, and any amendments thereto, relating to their ownership of the common stock, par value $0.0001 per share, of Elauwit Connection, Inc. and do hereby further agree that said statement shall be filed on behalf of each of them.

Effective: October 7 , 2025

DANIEL MCDONOUGH, JR

By: /s/ Daniel McDonough, Jr.
Name: Daniel McDonough, Jr.

BARON HUNTER GROUP, LLC

By: /s/ Daniel McDonough, Jr.
Name: Daniel McDonough, Jr.
Title: Managing Member

PECHEJENN, LLC

By: /s/ Daniel McDonough, Jr.
Name: Daniel McDonough, Jr.
Title: Managing Member